Mail Stop 3561

January 24, 2008

Robert M. Baker, President
International Gold Corp.
789 West Pender Street, Suite 1010
Vancouver, British Columbia
Canada V6C 1H2

> **Re: International Gold Corp.**
> **Amendment No. 4 to Registration Statement on**
> **Form SB-2**
> **Filed on December 19, 2007**
> **File No. 333-123134**

Dear Mr. Baker:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one of our letter dated February 13, 2006 and your disclosure on page 18. In the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

2.   We note you response to comment two of our letter dated February 13, 2006 and we reissue in part our prior comment. We did not find the disclosure that we requested in your prospectus. Please disclose in the prospectus all of the specific mineral claims held or owned by Woodburn Holdings, Inc. and discuss how each mineral claim is different from other similar claims held by Woodburn Holdings.

Also disclose the dates in which Woodburn Holdings acquired each claim and the amount paid for each claim, and describe the exploration that has been conducted with each mineral claim to date. We may have further comment.

3. We note your response to comment three of our previous letter and we reissue in part our prior comment. Please file with your next amendment, as an exhibit, the recent record claim that reflects Woodburn Holdings Ltd. as the holder of the mineral claims.

4. We note the disclosure on pages 9 and 20 regarding the company's belief that it would not have a claim against Woodburn Holdings in the event that Mr. Baker would transfer title to another party. However, we also note that the company entered into a Trust Agreement with Woodburn Holdings on May 31, 2007 (Exhibit 10.3) upon which Woodburn Holdings, Ltd. agreed to deliver full title on demand to International Gold Corp. Please disclose the principal terms of the Trust Agreement in the prospectus and discuss the impact that this agreement would have upon the company's ability to obtain title from Woodburn Holdings.

5. We note that Mr. Baker is president of Woodburn Holdings Ltd. In the prospectus, please briefly specify the nature of the consulting services that are provided through Woodburn.

Summary of Our Offering, page 5

Our Business, page 5

6. We note that Woodburn Holdings Ltd. has granted the company permission to explore the property. Please specify whether this is a verbal or written agreement. If written, please file the executed agreement as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B.

Risk Factors, page 7

"Title to the mineral rights is held by another entity …" page 9

7.   Please clarify who will make the determination whether or not the company
        would have a cause of action for monetary damages against Mr. Baker in the
        event Mr. Baker transfers title to a third party. Further, it should be made clear if
        true, that there is no assurance that the company would prevail in the event such
        action is taken against Mr. Baker.

Use of Proceeds, page 11

8.   We note the disclosure in footnote (3) to the use of proceeds table that,
        "Woodburn Holdings Ltd. … has advanced cash to us, making a loan, which
        totaled $28,787. Woodburn Holdings Ltd. has verbally agreed not seek to recover
        the $8,683 from the proceeds of this offering." Please disclose whether
        Woodburn would seek to recover the remaining amount of the loan from the
        proceeds of this offering. Also, expand your disclosure to address the possible
        effect on the company's plan for core drilling in the event the funds for that
        purpose are reduced by the amount recovered from Woodburn for its loan.

Business, page 18

Our Proposed Exploration Program, page 24

9.   As previously requested in comment 14 of our letter dated February 13, 2006, the
        reference on page 25 to "[b]efore gold retrieval can begin …" should be revised
        or deleted inasmuch as the company is in the exploration stage.

Management's Discussion and Analysis, page 28

10.   With respect to comment 16 from our letter dated February 13, 2006, please add
        the second sentence from the company's response of December 17, 2007.
        Further, please clarify whether Mr. Baker has committed in writing for paying for
        the company's Exchange Act reports.

11.   We again re-issue comment 23 of our letter dated September 29, 2005. Please
        provide a discussion of your milestones which covers the next twelve months of
        operations for the company. The discussion on page 29 only covers 5 months.

Management, page 31

12.   Please include the disclosure required by Item 407(a) of Regulation S-B.

Executive Compensation, page 32

13.   Please add a footnote to the summary compensation table that discloses the date on which Katherine MacDonald resigned and the reasons for her resignation.

Principal Stockholders, page 34

14.   Please provide a footnote to the table that identifies the natural person(s) that has ultimate voting or dispositive control of the shares held by West Peak Ventures of Canada.

Certain Transactions, page 37

15.   Please clarify if the company utilizes space in Mr. Baker's residence. We note that there is no charge for the space and the address used is the same as Mr. Baker's.

Part II

Item 28. Undertakings

16.   Please provide the disclosure required by Item 512(a)(4) of Regulation S-B. Also, advise us why the company has provided the undertakings for both Items 512(f) and 512(g)(1) of Regulation S-B.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Conrad C. Lysiak, Esq.
     Fax: (509) 747-1770